SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 26)*

CVR Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

12662P108
(CUSIP Number)

Jesse A. Lynn, Esq.
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 29, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 13, 2012 (as previously amended, the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the “Shares”), issued by CVR Energy, Inc. (the “Issuer”), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

Item 4 of the Initial 13D is hereby amended by adding the following:

The Issuer previously disclosed that, while there could be no assurance regarding the future, the Issuer, as owner of CVR Refining GP, LLC (the “General Partner”), the general partner of CVR Refining, LP (“CVRR”), and its affiliates had no current plans to exercise the call right provided in CVRR’s Amended and Restated Agreement of Limited Partnership (the "Limited Partnership Agreement"). On November 26, 2018, the Board of Directors (the “Board”) of the Issuer determined that, in light of current conditions, the Issuer should consider exercising this call right. Though the Issuer is now contemplating exercising the call right, there can be no assurance that the Issuer will exercise the call right or as to the timing of any such exercise.

As more fully described in CVRR’s filings with the Securities and Exchange Commission, the Issuer’s ownership of the General Partner gives the Issuer the right to call and purchase all of CVRR’s common units (other than common units held by the General Partner and its affiliates) at a formula price provided for in the Limited Partnership Agreement, if the General Partner and its affiliates own more than 80% in the aggregate of the outstanding common units of CVRR. While the General Partner and its affiliates currently own more than 80% in the aggregate of the outstanding common units of CVRR, any exercise of this call right would be subject to the approval of the Board. The purchase price per unit for the call right would be equal to the greater of (x) the average of the daily closing prices per CVRR common unit for the 20 consecutive trading days immediately prior to the date three days prior to the date that a notice of election to purchase is mailed or (y) the highest price paid by the General Partner or any of its affiliates for any such CVRR common units during the 90-day period preceding the mailing of such notice of election to purchase. Neither the General Partner nor any of its affiliates have purchased CVRR common units during the 90-day period preceding the filing of this Schedule 13D/A.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2018

IEP ENERGY LLC
By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer

IEP ENERGY HOLDING LLC
By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.
By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer

ICAHN BUILDING LLC By: Icahn Enterprises Holdings L.P., its sole member By: Icahn Enterprises G.P. Inc., its general partner By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P. By: Icahn Enterprises G.P. Inc., its general partner By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC. By: /s/ SungHwan Cho Name: SungHwan Cho Title: Chief Financial Officer

BECKTON CORP. By: /s/ Edward Mattner Name: Edward Mattner Title: Authorized Signatory

/s/ Carl C. Icahn Name: Carl C. Icahn

[Signature Page of Amendment No. 26 to Schedule 13D – CVR Energy, Inc.]